Filed Pursuant to Rule 433

Registration No. 333-127616

December 12, 2005

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-524-4462.

Subject to Completion, Dated December 12, 2005

$750,000,000

% Convertible Senior Debentures due 2035

Reference is made to the preliminary Prospectus Supplement, dated December 6, 2005 (the “December 6 Supplement”), of Omnicare, Inc. (“Omnicare”) related to the offering of our % Convertible Senior Debentures due 2035 (the “convertible debentures”). Omnicare has modified the terms of the convertible debentures from those set forth in such preliminary Prospectus Supplement to provide for an upward adjustment of the interest rate payable on the convertible debentures on and after December 15, 2015 in certain circumstances.

Omnicare has prepared and filed with the Securities and Exchange Commission a new preliminary Prospectus Supplement, dated December 12, 2005 (the “December 12 Supplement”), with respect to the offering of the convertible debentures. The December 12 Supplement is available at www.sec.gov or by calling toll-free at 1-800-524-4462 and investors are encouraged to obtain a copy. The following provisions have been added in the “Description of the Convertible Debentures” section of the December 12 Supplement.

Upward Interest Rate Reset

Unless we have issued a notice of redemption to redeem all outstanding convertible debentures on December 15, 2015, then beginning on December 15, 2015, the interest rate on the convertible debentures will increase to the Reset Rate if the Reset Rate Condition is satisfied. The Initial Reset Rate will remain in effect until the trading price of the convertible debentures for each of the five trading days ending on the second trading day immediately preceding the first day of any interest period (the “Measuring Price”) equals or exceeds 115% of the principal amount of the convertible debentures, upon which the Initial Reset Rate will be reduced by 1% per annum beginning on the first day of such interest period. Thereafter, the Initial Reset Rate, as reduced from time to time (the “Reset Rate”) will continue to be reduced by an additional 1% per annum beginning on the first day of any interest period if the Measuring Price for such interest period equals or exceeds 115% of the principal amount of the convertible debentures, provided that the Reset Rate will never be less than the initial interest rate on the convertible debentures. If any required reduction in the Reset Rate would otherwise result in the Reset Rate being less than the initial interest rate on the convertible debentures, then the Reset Rate will be reduced by such lesser amount as will result in the Reset Rate being equal to the initial interest rate on the convertible debentures. Under no circumstances will the Reset Rate be increased after the Initial Reset Rate is established or after the Reset Rate in effect at any time is reduced as described above. The interest rate adjustments provided for in this section will not affect our obligation to pay contingent interest in accordance with the provisions described under “—Contingent Interest.”

The “Initial Reset Rate” will equal the rate, determined as of the fifth business day prior to December 15, 2015, that would, in the sole judgment of the reset rate agent, cause the convertible debentures to have a hypothetical trading price as of such date of 101% of the principal amount thereof. In no event, however, will the Reset Rate (including without limitation the Initial Reset Rate) be more than 1.99 times the initial interest rate on the convertible debentures.

The “Reset Rate Condition” will be satisfied if, in the sole judgment of the reset rate agent determined on the fifth business day prior to December 15, 2015, the hypothetical trading price of the convertible debentures, assuming such convertible debentures had no provision for repurchase by Omnicare at the option of the holder, would as of such date be less than the principal amount of the convertible debentures.

        “Trading price” for purposes of determining the duration of, and any decreases in, Reset Rate interest, shall have the meaning set forth under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition,” except that if the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the convertible debentures from a nationally recognized securities dealer or in our reasonable judgment the bid quotations are not indicative of the secondary market value of the convertible debentures, then the trading price per $1,000 principal amount of the convertible debentures will be determined by a nationally recognized securities dealer retained by us for that purpose.

We will appoint a reset rate agent. If the reset rate agent determines that the Reset Rate Condition has been satisfied, the reset rate agent will determine a rate that it believes should be the Initial Reset Rate and will also seek an indicative reference rate from a nationally-recognized investment bank (the “Indicative Reference Rate”). If the Indicative Reference Rate is within 10% of the rate determined by the reset rate agent, then the rate determined by the reset rate agent will be used. If the Indicative Reference Rate differs from the rate determined by the reset rate agent by more than 10%, then the reset rate agent will select a second nationally-recognized investment bank, and such investment bank will choose either the rate determined by the reset rate agent or the Indicative Reference Rate as the rate to be used as the Initial Reset Rate. The determination with respect to whether the Reset Rate Condition has been satisfied and, if so, the Initial Reset Rate will be conclusive and binding upon the reset rate agent, Omnicare, the trustee and the holders of the convertible debentures, in the absence of manifest error. We may remove the reset rate agent and appoint a successor reset rate agent at any time.

As promptly as practicable after it has been determined that the Reset Rate Condition has been satisfied, we will notify holders of such determination and the amount of the Initial Reset Rate.